Exhibit 99.3

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Shanghai employees — Update 6
17 March 2010
Rio Tinto notes that the trial to hear formal charges against the four Shanghai employees detained since 5 July 2009 will be held at the Shanghai Number One Intermediate Court from 22 March 2010.
The charges relate to receiving bribes and stealing commercial secrets. Rio Tinto understands that the sessions on receiving bribes will be held in open court and the sessions on stealing commercial secrets in closed court.
Rio Tinto reiterates its hope for a transparent and expeditious process for its employees.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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For further information, please contact:

Media Relations, London	Media Relations, Australia
Nick Cobban	David Luff
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 0419 850 205
Christina Mills	Tony Shaffer
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3612
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Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +61 (0) 3 9283 3612	Office: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 945 1800

Investor Relations, London	Investor Relations, Australia
Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 408 335 309
David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645

Website: www.riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media